October 30, 2018

Ian Cleminson
Chief Financial Officer
INNOSPEC INC.
Oil Sites Road, Ellesmere Port
Cheshire, CH65 4EY, UK

       Re: INNOSPEC INC.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 15, 2018
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-13879

Dear Mr. Cleminson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Note 10. Income Taxes, page 79

1. Please tell us your consideration for disclosing the cumulative amount of undistributed foreign earnings that are considered indefinitely reinvested in accordance with ASC 740-
      30-50-2 in light of your disclosure that you intend to indefinitely reinvest your undistributed foreign earnings.
 Ian Cleminson
INNOSPEC INC.
October 30, 2018
Page 2
Form 10-Q for Fiscal Quarter Ended June 30, 2018

Notes to the Unaudited Interim Condensed Consolidated Financial Statements, page 8

2. Please provide the disclosures required by ASC 606-10-50 (e.g., explanations of your performance obligations, transaction price allocated to remaining performance obligations, significant judgements applied, determining the timing of satisfaction of each performance obligation, election of practical expedients, etc.). We remind you of the guidance in Rule 10-01(a)(5) of Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practice in each quarterly report in the year of adoption.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Al Pavot, Staff
Accountant, at (202) 551-3738 with any questions.



                                                              Sincerely,
FirstName LastNameIan Cleminson
                                                              Division of
Corporation Finance
Comapany NameINNOSPEC INC.
                                                              Office of
Manufacturing and
October 30, 2018 Page 2                                       Construction
FirstName LastName